SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Earnings Release | 2Q23	2

Eletrobras discloses results for the 2nd quarter of 2023

Strong level of performance, with significant reduction in operating provisions for compulsory loans

CAPEX totaled R$1,388 million in 2Q23

Rio de Janeiro, August 7, 2023 - Eletrobras (Centrais Elétricas Brasileiras S.A.) [B3: ELET3 and ELET6 – NYSE: EBR and EBR-B – LATIBEX: XELTO and XELTB], the largest company in the electricity sector in Latin America, with operations involving market segments for generation, transmission and commercialization, hereby wishes to disclose its results for the second quarter of 2023.

1.	Key Indicators
Highlights	2Q23	2Q22%
Generation
Installed Generation Capacity (MW) )	43,015	42,547	1%
Physical Guarantee (MWm) (1)	17,506	16,119	8.6%
Net Generation (GWh)	38,827	44,569	-13%
Energy Sold on ACR (GWh) (2)	8.3	4.6	78.2%
Energy Sold on ACL (GWh) (3)	11.8	10.4	13.9%
Energy Sold Quotas (GWh) (4)	11.5	16.3	-29.5%
Average Price ACR (R$/MWh)	223.82	288.63	-22.5%
Average Price ACL (R$/MWh)	198.26	191.52	-3.5%
Transmission
Transmission lines (km)	73,732	73,892	-0.2
RAP (R$mi)	277,504	256,488	8.2

(1) includes quotas and considers 100% of Corporate enterprises and SAESA developments. (2) does not include quotas. (3) includes contracts under Federal Law 13182/2015. (4) amounts presented constitute a Physical Guarantee for quotas in GWh.

	2Q23	2Q22%		1H23	1H22%
Financial Indicators (R$ million)
Gross Revenue	11,021	10,516	5%	22,018	20,333	8%
Recurring Gross Revenue	10,984	10,512	4%	22,037	20,261	9%
Net Operating Revenue	9,246	8,856	4%	18,455	17,018	8%
Recurring Net Operating Revenue	9,209	8,860	4%	18,475	16,946	9%
EBITDA	6,595	4,148	59%	11,150	7,545	48%
Recurring EBITDA	5,431	5,319	2%	11,007	10,598	4%
EBITDA Margin	71%	47%	24pp	60%	44%	16.1pp
Recurring EBITDA Margin	59%	60%	-1pp	60%	63%	-3.0pp
Return on Equity (ROE)	1.4%	5.3%	-3.9pp	1.4%	5.3%	-3.9pp
Adjusted Gross Debt(1)	57,398	35,263	63%	57,398	35,263	63%
Adjusted Net Debt	38,085	15,142	152%	38,085	15,142	152%
Adjusted Net Debt/Adjusted EBITDA LTM	2.0	0.7	129%	2.0	0.7	129%
Net Income	1,619	1,401	16%	2,025	4,117	-51%
CAPEX	1,388	2,548	-46%	2,504	3,050	-18%

(1) includes R$681 million related to the liability balance of Cross Currency Swap (derivative operation) used for exchange rate hedge.

Earnings Release | 2Q23	3

2.	Highlights for the Period

During the second quarter of 2023 (2Q23), Eletrobras’s net income totaled R$1,619 million, 16% higher than the net income of R$1,401 million obtained during the second quarter of 2022 (2Q22).

Net Operating Revenue increased from R$8,856 million during 2Q22 to R$9,246 million in 2Q23, a 4% increase, which was influenced by a corresponding increase in the generation of revenues, particularly by the consolidation of SPE Madeira Energia - MESA (+R$949 million). IFRS EBITDA increased by a total of 57%, moving from R$4,148 million in 2Q22 to R$6,595 million in 2Q23, mainly influenced by growth in revenue, particularly that tied to generation, which exceeded the corresponding increase in expenses and costs, as well as the reversal of operating provisions, with an emphasis on the reversal of contingencies in the amount of R$1,661 million. Adjusted EBITDA grew 2%, moving from R$5,319 million in 2Q22 to R$5,431 million in 2Q23.

Financial results moved from a net expense totaling R$1,457 million to a total net expense of R$3,559 million, mainly influenced by an increased debt burden (+R$741 million), due to the consolidation of SAESA (R$664 million), and fees and adjustments for inflation restatement (IPCA) applied to the outstanding balance of the obligations with CDE and the revitalization of drainage basins (which totaled R$1,229 million in 2Q23). These last two obligations were provided for in new concession agreements entered into in June 2022, for a total period of 30 years.

Earnings Release | 2Q23	4

3.	Operating Income
3.1.	Generation Sector
3.1.1.	Generation Assets

During 2Q23, Eletrobras operated a total of 101 plants composed of the following facilities: 48 hydroelectric plants, 43 wind power plants, 9 thermal power plants and 1 solar power plant, including Corporate enterprises, companies subject to Shared ownership and ownership interests via SPEs (Special Purpose Companies).

Our installed capacity reached 43,015 MW during the second quarter of 2023, considering Corporate enterprises, companies subject to Shared ownership and ownership interests via SPEs, which represent 22% of the total installed capacity in Brazil, are considered. Approximately 96% of our total installed capacity originates from clean energy sources, that offer a low level of greenhouse gas emissions.

Source	Installed Capacity (MW)	Physical Guarantee (MWavg)	Acc. Power Generated (GWh)

Hydroelectricity (48 plants)	40,653.97	19,687.81	79,890.00
Thermal (9 plants)	1,645.22	1,341.90	2,374.64
Wind (43 plants)	714.85	322.61	910.16
Solar (1 power plant)	0.93	-	0.60
Total (101 plants)	43,014.96	21,352.31	83,175.40
3.1.2.	System Data

During 2Q23, Eletrobras’s installed capacity in Brazil totaled 193,747.82 MW, 57% of which originated from a hydraulic source, 24% from a thermal source, 13% from wind power, 5% from solar power, and 1% from nuclear power. Eletrobras is responsible for 22.2% of Brazil's total installed capacity.

Source: Operating Results 01/01/2023 to 06/30/2023 – ONS

Earnings Release | 2Q23	5

3.1.3.	Power Generation

Our net generation was 22% lower than in 2Q22 due to the effects of the privatization and deconsolidation of Eletronuclear and the sale of Itaipu, unscheduled maintenance aimed at improvements in performance at the Aparecida and Mauá 3 TPPs, and an increase in the frequency of annual revisions scheduled throughout the year at Santa Cruz TPP.

3.1.4.	System Data

PLD

		2Q22	2Q23
Market	GSF (%)	95.83	94.03
	PLD SE (R$/MWh)	55.70	69.04
	PLD S (R$/MWh)	55.70	69.04
	PLD NE (R$/MWh)	55.70	69.04
	PLD N (R$/MWh)	55.70	69.04

GSF (%)

Earnings Release | 2Q23	6

3.1.5.	New Projects

Three projects are currently under construction and will add approximately 330 MW to Eletrobras' installed capacity between 2023 and 2024: (i) the 302.4 MW Coxilha Negra Wind Farm, located in Rio Grande do Sul and (ii) 27 MW Casa Nova B Wind Farm, located in Bahia. On 06/23/2023, ANEEL issued Order No. 1,963, which indefinitely extended commercial operations under the Santa Cruz TPP’s combined cycle.

3.2.	Commercialization Sector
3.2.1.	Energy Sold in 2Q23

In terms of development within the energy market, Eletrobras Companies sold 31.6 TWh of energy in 2Q23, compared to 31.3 TWh traded during the same period throughout the previous year (+0.9%). These volumes include energy sold by power plants operating under a quota system, which was renewed under Federal Law 12.783/2013, as well as by plants subject to an operational regime (ACL and ACR).

Sales: include projects subject to Federal Law 13.182/15

Note: Average ACR prices presented in the graph do not include O&M. Amazonas-GT is included in amounts presented for Eletronorte. Average ACR prices presented in the graph do not include contracts for PIEs (Independent Energy Producers) and thermal contracts due to unavailability

Earnings Release | 2Q23	7

3.2.2.	Energy Balance

As of 1Q23, Eletrobras began disclosing an Energy Balance, which includes SAESA.

Energy Balance (MWavg)	2023	2024	2025	2026	2027
Resources that do not impact the energy balance (1)	1,419	1,419	1,192	1,192	946

Resources (A)	11,749	13,042	14,312	15,470	16,636
Company Resources (2) (3) (4) (5)	10,476	11,810	13,113	14,360	15,607
Energy Purchases	1,273	1,232	1,199	1,110	1,029
Sales (B)	9,571	8,221	6,658	4,945	4,424
ACL – Bilateral Contracts + implemented MCP (6)	7,059	5,185	4,233	2,520	2,093
ACR – Except quotas	2,513	3,036	2,425	2,425	2,330

Average Prices Implemented Contracts
Average Price for Sales Contracts entered into by 06/30/2023 (ACR and ACL - R$/MWh)	206.37	200.46	182.31	201.17	207.33
Balance (A - B)	2,178	4,821	7,654	10,525	12,212
Balance including hedge estimate (7)	738	2,508	5,093	7,716	9,155
‘Decontracted’ Energy including hedge estimate (9)	6%	17%	33%	46%	52%

Contracts entered into as of 06/30/2023. It should be noted that the balance sheet is considering SPE Santo Antônio Energia, consolidated by Furnas as of 3Q22, whether in resources, sales or average prices.

1. Contracts for PIEs (gas thermal plants) stemming from the deverticalization process at Amazonas Distribuidora, contracts for thermal plants related to availability and Quotas for Physical Guarantees are not included in the balance sheet, whether under resources, requirements (sales) or average prices. These resources are presented in order to compose the total resources considered.

2. Company Resources include plants involved in the decoupling of quotas (in the percentage that corresponds to the annual decoupling of quotas) and the total Additional Grants (Sobradinho, Itumbiara, Tucuruí, Curuá-Una and Mascarenhas de Moraes). For hydroelectric projects, an estimate of GFIS2 was considered, that is, the Physical Guarantee considering the Adjustment Factors due to Internal Losses, Losses in the Basic Network and Availability and adjustments due to the particularities of the portfolio.

3. Revised amounts for Physical Guarantees are taken into consideration as defined in Ordinance No. 709/GM/MME, of November 30, 2022.

4. With the Quota Decoupling process, plants currently operating under a quota regime are now subject to an additional concession under the Independent Energy Producer (PIE) regime, which is being implemented gradually over a 5-year period starting in 2023. The Physical Guarantee values were defined in Ordinance GM/MME No. 544/21.

5. Considering the new concession grants from 2023 for the Sobradinho, Itumbiara, Tucuruí, Curuá-Una and Mascarenhas de Moraes plants, whose Physical Guarantee values were defined in GM/MME Ordinance No. 544/21.

6. It should be noted that, for the contracts in the ACL, there were reductions in the contracted amounts agreed under the aegis of Law 13.182/2015 (Itumbiara HPP), pursuant to §§ 12, 12-A and 12-B of art. 10 of said order, transcribed in Clause 6 of the contracts, which are effective from the years 2023 and 2024. The amounts presented consider, on the one hand, these reductions, but also the volumes of the new contracts already signed.

7. These amounts represent an estimated total ‘decontracted’ energy. For the year 2023, the GSF estimate of 86.1% came from the CCEE Informa Newsletter dated 04/25/2023. For the other years, a historical average value of GSF, from 2017 to 2022, of 80.1% was considered. Source: CCEE, obtained from the CCEE’s website, at the following link: https://www.ccee.org.br/dados-e-analises/dados-geracao, under the MRE option. It should be noted that this amount is merely an estimate, based on past events.

Physical Guarantee Quotas for Hydroelectric Plants (MWavg)	2023	2024	2025	2026	2027
Quotas for Physical Guarantees (8) (9)	5,252	3,939	2,626	1,313	0

8. The Physical Guarantee for HPP Jaguari, with a total of 12.7 MWaverage, whose concession is under the provisional administration of Furnas, is not included here.

9. This Decoupling process will be implemented gradually over a period of 5 years starting in 2023. Amounts for the Physical Guarantee taken into consideration beginning in 2023 are those defined under Ordinance GM/MME No. 544/21.

Earnings Release | 2Q23	8

3.3.	Transmission Sector
3.3.1.	Transmission lines – Km

We currently have 73,300 km of lines, and 306 substations installed.

Company	Company-owned	Partnership (1)	Total
Chesf	22,036.6	1,810.8	23,847.4
Eletronorte	10,921.2	1,044.9	11,966.1
CGTEletrosul	12,165.1	0.0	12,165.1
Furnas	21,653.2	4,101.0	25,754.2
Total	66,776.1	6,956.7	73,732.7

(1) Partnerships include extensions that are proportional to the capital that Eletrobras Companies have invested in projects.

3.3.2.	New Projects

174 large-scale transmission projects are still in the implementation stage (Reinforcements, Improvements and auction projects) with an associated RAP totaling R$846.65 million between 2023-2027, which will provide approximately 62.7 km of additional TL and 3,100 MVA in substations. In June 2023, according to the ONS’s SGPMR system database, there were a total of 8,846 small-scale events under implementation at Eletrobras Companies, 8,012 of which were related to minor improvements, with 834 related to small-scale reinforcements.

3.3.3.	Tariff Review

RAP approved for the new 2023/2024 cycle for a total of R$17.6 billion at Eletrobras companies, which represents a 28.3% increase compared to the previous cycle.

Earnings Release | 2Q23	9

4.	Consolidated results | IFRS

Results by company in Excel spreadsheet available on Eletrobras’s IR website.

DRE - Income Statement (R$ million)	2Q23	2Q22%		1H23	1H22%
Generation Revenue	6,417	5,227	23%	12,978	10,601	22%
Transmission Revenue	4,591	4,978	-8%	8,807	9,219	-4%
Other income	13	310	-96%	233	512	-54%
Gross Revenue	11,021	10,516	5%	22,018	20,333	8%
Deductions from Revenue	-1,775	-1,660	7%	-3,563	-3,315	7%
Net Operating Revenue	9,246	8,856	4%	18,455	17,018	8%
Energy resale, grid, fuel and construction	-2,596	-1,907	36%	-4,885	-3,800	29%
Personnel, Materials, Services and Other (1)	-2,475	-2,07	20%	-4,427	-3,749	18%
Depreciation and amortization	-894	-497	80%	-1,798	-998	80%
Operating Provisions	1,714	-2,238	-177%	1,138	-4,265	-127%
Operating Income before Finance Income	4,994	2,144	133%	8,483	4,206	102%
Equity Interests	631	487	30%	1,140	1,113	2%
Other Income and Expenses	73	121	-40%	62	242	-75%
	5,698	2,752	107%	9,685	5,560	74%
Financial Income	-3,559	-1,457	144%	-6,356	-863	637%
Income/Loss Before Taxes	2,139	1,295	65%	3,328	4,698	-29%
Income tax and social security contributions	-524	-793	-34%	-972	-1,567	-38%
Net Income from Continued Operations	1,616	502	222%	2,357	3,13	-25%
Net Income from Discontinued Operations	3	899	-100%	-332	987	-134%
Consolidated Net Income	1,619	1,401	16%	2,025	4,117	-51%

(1) Includes Donations and contributions

Adjusted Income Statement (R$ million)	2Q23	2Q22%		1H23	1H22%
Generation Revenue	6,381	5,223	22%	12,997	10,529	23%
Transmission Revenue	4,591	4,978	-8%	8,807	9,219	-4%
Other income	13	310	-96%	233	512	-54%
Gross Revenue	10,984	10,512	4%	22,037	20,261	9%
Deductions from Revenue	-1,775	-1,652	7%	-3,563	-3,315	7%
Net Operating Revenue	9,209	8,860	4%	18,475	16,946	9%
Energy resale, grid, fuel and construction	-2,596	-1,903	36%	-4,885	-3,793	29%
Personnel, Materials, Services and Other (1)	-1,922	-1,990	-3%	-3,832	-3,608	6%
Depreciation and amortization	-894	-497	80%	-1,798	-998	80%
	3,796	4,469	-15%	7,960	8,546	-7%
Operating Provisions	110	-134	-182%	110	-59	-288%
Equity Interests	631	487	30%	1,140	1,113	2%
	4,537	4,822	-6%	9,210	9,600	-4%
Finance Income	-3,250	-1,417	129%	-5,704	-658	767%
Income/Loss Before Taxes	1,287	3,405	-62%	3,505	8,942	-61%
Income tax and social security contributions	-524	-1,091	-52%	-972	-1,866	-48%
Consolidated Net Income	764	2,313	-67%	2,534	7,076	-64%
(1)	Includes donations and contributions

Earnings Release | 2Q23	10

4.1.	Operating Revenue
4.1.1.	Generation
Gross Revenue	2Q23
	Furnas	Chesf	CGT Eletrosul	Eletronorte	Total	Disposal	Consolidated IFRS

Procurement	1,788	138	370	1,705	4,001	-65	3,936
Supply	338	227	0	380	946	0	946
CCEE	66	84	1	363	515	0	515
Revenue from operation and maintenance	365	647	0	9	1,020	0	1,020
Revenue from construction of Plants	0	0	0	0	0	0	0
Itaipu Transfer	0	0	0	0	0	0	0
Generation Revenues	2,558	1,097	371	2,457	6,482	-65	6,417
Non-recurring items – Adjustments							0
(-) Reimbursement TPP Santa Rita/ Reimplementation of accounting procedures retroactive to 2016 CCEE Furnas	13	0	0	-50	-36	0	-36
(-) Generation Construction	0	0	0	0	0	0	0
Adjusted Generation Revenue	2,571	1,097	371	2,407	6,446	-65	6,381

Earnings Release | 2Q23	11

Gross Revenue	2Q22
	Furnas	Chesf	CGT Eletrosul	Eletronorte	Total	Disposal	Consolidated IFRS

Procurement	617	22	452	1,786	2,374	-58	2,818
Supply	340	201	0	430	971	0	971
CCEE	122	31	8	170	679	0	333
Revenue from operation and maintenance	379	709	0	9	1,097	0	1,097
Revenue from construction of Plants	4	0	0	0	4	0	4
Itaipu Transfer	0	0	0	0	0	5	5
Generation Revenues	1,462	963	460	2,396	5,125	-53	5,227
Non-recurring items – Adjustments							0
(-) Reversal of Penalties for lack of availability – CCEAR	0	0	65	0	65	0	0
(-) Generation Construction	-4	0	0	0	-4	0	-4
Adjusted Generation Revenue	1,458	963	525	2,396	5,186	-53	5,223

Generation Revenue by Contracting Environment

Below, we present Eletrobras' commercialization result by contracting environment.

Volume (MWavg)	2Q22	2Q23	Diff	%
Regulated contract	2,156	3,832	1,676	78%
Ex-SAESA	2,156	2,233	77	4%
SAESA		1,599	1,599	100%
Hydroelectric membership interests	7,464	5,264	-2,200	-29%
Bilateral contract	4,760	5,420	660	14%
Ex-SAESA	4,760	4,695	-65	-1%
SAESA		725	725	100%
MCP (Short-Term Trad. Mark.) Liquidation	1,422	2,551	1,130	79%
Revenue (R$ million)	2Q22	2Q23	Diff	%
Regulated contract	1,777	2,587	810	46%
Ex-SAESA	1,777	1,931	154	9%
SAESA		656	656	100%
Hydroelectric membership interests	1,097	1,020	-77	-7%
Bilateral contract	2,070	2,360	289	14%
Ex-SAESA	2,070	1,920	-150	-7%
SAESA		439	439	100%
CCEE	333	515	183	55%
Other *	-50	-65	-14	29%

Earnings Release | 2Q23	12

Average Price (R$/MWh)	2Q22	2Q23	Diff	%
Regulated contract	288.63	223.82	-64.81	-22%
Ex-SAESA	288.63	299.62	10.99	4%
SAESA		187.83
Hydroelectric membership interests	67.31	88.75	21.44	32%
Bilateral contract	191.52	198.26	6.74	4%
Ex-SAESA	191.52	186.47	-5.05	-3%
SAESA		274.48
Liquidation of MCP (PLD)	55.70	69.04	13	24%

* construction revenue, Itaipu financial effect and disposals (accounting adjustments)

Volume and Price per contracting environment

	Volume (MWavg)			Average price (R$/MWh
	2Q22	2Q23	Var.	2Q22	2Q23
Regulated contract	2,156	3,832	78%	288.63	223.82
Hydroelectric membership interests	7.464	5,264	-29%	67.31	88.75
Bilateral contract	4.76	5.42	14%	191.52	198.26
CCEE	N/A	N/A	N/A	N/A	N/A
Other*	N/A	N/A	N/A	N/A	N/A

* construction revenue, Itaipu financial effect and disposals (accounting adjustments)

Highlights by Contracting Environment

ACR +R$810 MI	Bilateral ACL +R$289 MI	CCEE +R$183 MI
+ R$656 million	+ R$439 million	+ R$192 million
SAESA consolidation	SAESA consolidation (+725 MW avg)	Increase in liquidated volume at highest level PLD
+ R$77 million	– R$71 million	+ R$50 million
Contractual adjustments	Contract. Termination/Reduction Act 13.182/2015	Reimbursement for the availability of generation TPPs in the State of Amapá
	– R$56 million	– R$56 million
	Average reduction in price (excluding SAESA)	GFOM Santa Cruz in 2Q22 and reimplementation of accounting procedures

Earnings Release | 2Q23	13

Procurement Revenue

Definition: revenue obtained from a customer that is not a final consumer, such as distributors and commercialization and generation entities.

—	Regulated Contracting Environment (ACR)
▪	Furnas: seasonality and price adjustments for ACR contracts totaling +R$15 million. Consolidation of SPE SAESA: R$657 million, without any relevant even in 2Q22 given that Furnas was consolidated in 3Q22.
▪	Eletronorte: reduction of 17% in revenue from the sale of Bilateral Contracts for plants located in the Interior region (-R$9 million) and 1% in revenue from the sale of Bilateral Contracts for Capital PIEs (-R$3.72 million) due to a change in the ICMS tax rate in the State of Amazonas from 25% to 18% and 25% to 20%, respectively, resulting in a change in prices for contracts referring to the portion of natural gas. There was also a total of R$37.7 million in credit from Amazonas reversed due to inclusion of ICMS related to contracts for Interior PIES and specific legislation for the interior region of the State of Amazonas exempt from collecting these taxes. These relevant factors in the ACR were partially offset by: (i) a R$77 million increase in revenue from sale of the ACR due to increased contract prices (2Q22 R$626.99/MWh X 2Q23 R$726.45/MWh) referring to a 19.14% adjustment in fixed revenue from the corresponding inflexible portion (90% - IPCA and 10% adjustment in the sales price for natural gas in the futures market (NYMEX- NG1)); (ii) an increase of R$22 million and R$19 million, respectively, due to a total increase of 67 MWavg sold with regards to Tucuruí and Balbina.
▪	CGT Eletrosul: Increase in the average sales price for ACR contract due to an adjustment in the IPCA (R$275/MWh in 2Q22 and R$299/MWh in 2Q23), partly offset by a drop in variable revenue originating from reserve energy contracts measured in 2022 totaling R$128.5 thousand, which was not repeated in 2023.
—	Free Contracting Environment (ACL)
▪	Furnas: Increased amount of energy contracted within the ACL (moving from 1,589 GWh in 2022 to 2,338 GWh in 2023), representing a R$107 million increase. Consolidation of Santo Antônio – MESA: R$382.3 million, without relevant events occurring in 2Q22.
▪	Eletronorte: 26% reduction in ACL sales, which corresponds to R$147 million (2Q22 R$557 million X 2Q23 R$410 million), due to a 41% reduction in MWavg sold (2Q22 1,613.7 MWavg X 2Q23 948.97 MWavg ) stemming from de-contracting totaling 495MWavg.
▪	Chesf: Increase of 337 MWavg sold within the ACL in 2Q23, for a total of R$116 million, influenced by an increase in energy made available for commercialization within the ACL, due to a gradual process of decoupling Plants subject to Quotas (20% per year).
▪	CGT Eletrosul: R$109 million reduction due to a 58% reduction in prices within the ACL (2Q22 R$291 x 2Q23 R$120), which was partially offset by a R$11 million n increase in energy sold within the ACL.

Earnings Release | 2Q23	14

Procurement Revenue

—	Free Contracting Environment (ACL)

Furnas: -R$2 million

▪	Entry of new ACL Supply contracts, representing a R$15 million increase, which was offset by the unilateral cancellation of rights held by the buyer (according to Federal Law 13.182/15) linked to the Itumbiara HPP (moving from 1,626 GWh to 1,207 GWh), resulting in a reduction totaling 191 MWavg and -R$57 million during the period. It is also important to note that the physical guarantee for HPP Itumbiara was revised from 964.30 MWm to 948.90 MWm. There was, however, no impact on revenue since such data refers to ballast.
▪	Consolidation of Santo Antônio (TABLE): R$56 million under ACL, without relevant events occurring in 2Q22 referring to the composition of supply revenue.

Eletronorte: -R$50 million

▪	(i) Reduction in Albrás' revenue totaling R$48 million (R$391 million in 2Q22 X 344 million in 2Q23), due to variations in parameters defined under the contract used to calculate the final sale price: Dollar, Sector Fees, and a 28% drop in average aluminum prices (US$3,223.89 2Q22 X US$2,324.23 2Q23), an effect that led to a reduction in average net price totaling 12% (2Q22 R$223.94/MWh X 2Q23 R$196.6/MWh).
▪	(ii) Seasonal effects totaling R$4 million (2Q22 R$8.03 million X 2Q23 4.06 million), (15MWavg 2Q22 x 7.2MWavg 2Q23);
▪	These effects were partially offset by positive variation totaling R$1.47 million due to adjustments in consumer prices (2Q22 R$225.65/MWh X 2Q23 R$236.88/MWh).

Chesf: + R$27 million

▪	Net increase of 58 MWavg due to the contracting of 85 MWavg of free consumer energy, partially offset by the effects of a reduction in the Physical Guarantee from plants beginning in Jan/2023 and consequent reduction of contract with industrial consumers implemented under Federal Law 13.182/2015 in 2Q23.

CCEE Revenue

Eletronorte: +R$193 million

▪	(i) Increase totaling 69.5% in MCP revenue, corresponding to R$139 million (2Q22 R$200 million X 2Q23 R$339 million), due to variation totaling 54% in the surplus for physical guarantees (2Q22 1,267.41 MWavg X 2Q23 1,953.76 MWavg), due to 495 MWavg obtained through long-term de-contracting and 11.89 MWavg from decoupling Coaracy Nunes HPP from quotas totaling 20%;
▪	(ii) 24% increase in PLD, which corresponds to R$13.3 million (2Q22 R$55.7/MWh X 2Q23 R$69.04/MWh);
▪	These effects were partially offset by a reduction in MCP revenue at the Balbina HPP, corresponding to R$4.9 million (2Q22 R$5.3 million X 2Q23 R$0.36 million), due to flat seasonality under the Balbina HPP contract in 2023.

Earnings Release | 2Q23	15

▪	Non-recurring – Financial reimbursements totaling R$50 million under MME Ordinance No. 406/2020, referring to generation at the Thermoelectric Plants – Santa Rita TPP, Santana II TPP and Santana TPP, being made available to the State of Amapá, received via Charges aimed at covering System Service Costs.

Chesf: +R$53 million

▪	Increase in liquidated MCP energy as a result of the decoupling of plants from quotas and a change in the average PLD, moving from R$55.70/MWh (in 2Q22) to R$69.04/MWh (in 2Q23).

Furnas: -R$56 million

▪	Despite an increase in PLD (moving from R$59.24 in 2022 to R$69.04 in 2023) and minor variation in the GSF for the period (average of 96% in 2022 and 94% in 2023), this difference can be explained by the GFOM (Generation Outside Order of Merit) at Santa Cruz TPP, which occurred during the previous period (April 2022) and resulted in a difference in the receiving of charges, leading to a higher Short-Term Trading Market result for the period in 2022.
▪	Non-Recurring: Reimplementation of accounting procedures for MCP referring to 2016, with a total of R$13.3 million that had been unduly credited by CCEE in May/22.

Operation and Maintenance Revenue - Plants Renewed under Federal Law 12.783/2013
(quota regime)

▪	The observed negative variation is mainly due to the start of the process of gradually decoupling Plants subject to Quotas (20% in each year), mitigated by the effects of the annual RAG adjustment totaling approximately 14%, according to Homologation Resolution No. 3.068/2022 (2022-2023 cycle), which impacted on Eletronorte, Chesf, and Furnas.
4.1.2.	Transmission
Transmission Operating Revenue (R$ million)	2Q23	2Q22%		1H23	1H22%
Transmission Revenue	4,591	4,978	-8%	8,807	9,219	-4%
Revenue from operation and maintenance	1,997	1,588	26%	3,630	3,111	17%
Construction Revenue	600	261	129%	883	409	116%
Contractual Revenue – Transmission	1,994	3,129	-36%	4,293	5,699	-25%
Non-recurring items – Adjustments
Adjusted Transmission Operating Revenue	4,591	4,978	-8%	8,807	9,219	-4%

Revenue breakdown by company is available in the financial statements disclosed on the IR website.

Earnings Release | 2Q23	16

IFRS x Regulatory

IFRS x Regulatory (R$ milhões)	2Q23			2Q22			Variação Regulatório
	IFRS	Adjustments	Regulatory	IFRS	Adjustments	Regulatory
Furnas	1,706	99	1,607	1,895	-568	1,327	21.2%
Chesf	1,397	82	1,315	1,633	-511	1,122	17.2%
CGT Eletrosul	494	49	445	665	-253	412	8.0%
Eletronorte	1,077	189	888	856	-253	603	47.4%
Deletions	-83	-75	-8	-69	69	0	-
TOTAL	4,591	344	4,247	4,978	-1,514	3,464	22.6%

The increase in regulatory transmission revenue is explained by (i) the increase caused by the RBSE reprofiling of approximately R$219 million; (ii) the monetary restatement by the IPCA inflation index (most contracts) and the IGPM index, of approximately R$419 million; and (iii) the Reinforcements and Improvements of R$36 million.

O&M Revenue

Review of the replacement of tariff cycles according to Homologation Resolution 3,067/2022, effective starting in July/2022, mainly due to an increase in the RBSE’s financial component due to the reprofiling implemented during the 2020/21 cycle. Highlights from the period include:

Furnas: +R$53 million

▪	Positive variation, being (i) R$67.1 million referring to CT 062-2001 in the amount of R$67.09 million and Other Contracts in the amount of R$8.5 million, particularly for the purposes of Resolution 3067 under the IPCA (11.73%) or IGP-M (10.72%) indexes, depending on the contract; (ii) Incorporation of Contract 028/2009 for the former TGO (approx. R$1.5 million/month) by Furnas. These effects were partially offset by: (iii) a decrease of approximately -R$13 million (4%) in the collection at Furnas in the form of CDE under the AVC (Credit Notice) issued by ONS.

Eletronorte: + R$99 million

▪	Increase totaling R$97 million in O&M revenue under the renewed contract (058/2001), due to (i) R$158.6 million increase in invoiced revenue due to adjustment in RAP for contract 058/2001 totaling 22% according to Resolution 3067; (ii) reduction totaling R$61.6 million due to an increase in amortization stemming from tariff adjustments in 2022.
▪	R$1 million increase in O&M revenue from contracts subject to bidding due to a R$12.5 million increase in revenue collected under the adjustment totaling approximately 11.73% for all contract RAPs (Resolution 3067). However, the installment for adjustments under the previous contract cycle 010/2009 (PVTE) and Variable Installment under contract 012/2009 (ETE) had a negatively impact totaling R$15.6 million during the period, which was partially offset by the positive effect totaling R$4.4 million in Advance (012/2009 and 021/2009) and Variable Installments (021/2009).

Earnings Release | 2Q23	17

Chesf: +R$46 million

▪	Effects of the referred to homologation review totaling 19.97%, which resulted in an increase in RAP totaling R$19 million during the cycle;
▪	Tariff adjustment for the 22/23 cycle for other contracts not subject to review, as well as recognition of small-scale reinforcement RAPs without previously established revenue, which resulted in an increase in revenue in the amount of R$13 million for the 2022/2023 cycle.
▪	Reduction in the Variable Portion penalty of contract 061/2001, from R$11 million in 2Q22 to R$5 million in 2Q23;

CGT Eletrosul: -R$9 million

▪	Reduction totaling R$13.3 million in the RAP referring to the tariff review for the 2018-2023 cycle under concession 057/2001 given the evaluation of efficient operating costs among transmission companies. During this period, CGT’s RAP was reduced in order to be adjusted to the efficient regulatory PMSO;
▪	Reduction totaling R$9.2 million in Installments for Calculation Adjustments and other adjustments.
▪	These effects were partially offset by a R$14.5 million increase in the annual RAP adjustment for the 2022/2023 cycle totaling 11.73%.

Construction Revenue

Construction revenue for the periods is directly related to investments made (appropriated and allocated) in transmission projects currently underway.

The following variation was observed in companies:

▪	Furnas +R$231 million: CT 062-2001, in the amount of R$227.14 million (reflection of investments in fixed assets;
▪	Eletronorte +78 million: R$70.5 million under the renewed contract 058/2001;
▪	Chesf +R$50 million: 26% negative construction margin, with transmission construction revenue totaling R$163 million and construction costs of R$221 million due to new estimates for development of transmission projects currently underway;
▪	CGT Eletrosul - R$21 million: DIT (Remaining Transmission Facilities) transfer to Energisa MS Distribuidora totaling approximately R$13 million.

Contractual Revenue

Contractual (finance) revenue is associated with the application of inflation indexes to outstanding balances for contractual assets under each concession. The accumulated IPCA applied in order to measure contractual revenue between April and June 2022 totaled 3.15%, while the IPCA applied as part of measurements for the same period in 2023 totaled 1.55% (50.79% reduction). With regards to the IGPM, the respective percentage varied from 2.88% to -2.74% (reduction of 195.13%). Although there was an increase in the value of contractual assets resulting from the positive effects of the Periodic Tariff Review/2022, in the amount of R$365.2 million, in addition to the effects of tariff adjustments under remaining concession contracts, the increase in the value of contractual assets (with inflation % used as a incidence base) was not sufficient in generating contractual revenue exceeding that of the same period during the previous year, due to the reduction in inflation percentages.

Earnings Release | 2Q23	18

The following variation was observed in companies:

▪	Furnas: -R$473 million
▪	Chesf: -R$332 million
▪	Eletronorte: -R$189 million
▪	CGT Eletrosul: -R$140 million

This effect stemmed from application of IFRS rules and differs from regulatory revenue, which was adjusted according to ReH no. 3067/22, in July 2022.

4.2.	Other Revenue

Other Operating Revenue (R$ million)	2Q23	2Q22%		1H23	1H22%
Other income	13	310	-96%	233	512	-54%

Furnas: +R$3 million

▪	Consolidation Santo Antônio - MESA (2Q23 R$100 thousand): R$147 thousand in Other Revenue, R$-16 thousand in PIS/COFINS/ICMS Deductions, -R$31 thousand in Loss on disposal of assets and rights.
▪	In addition to SAESA, the change observed in Furnas was mainly due to (i) a R$0.6 million increase in revenue from the Provision of communication services; and (ii) a R$1 million increase resulting from the non-onerous transfer of replacement materials from LTTE and Xingú.

Eletronorte: -R$123 million

▪	R$114 million related to CDE + PROINFA that composed the Other Revenue account in 2Q22 were allocated to O&M Revenue in 2Q23.
▪	A R$10.7 million reduction was also observed, which consisted of the following factors: (i) R$5.7 million in other services, mostly due to the R$3.7 million payment received in June 2022 from PIE RAESA, stemming from the generated credit paid to Eletronorte after the ONS has recalculated losses under the basic network, a cost for which PIE RAESA will be reimbursed for migrating from the Isolated System to the Interconnected System due to Manaus’s Isolated System being connected to SIN in 2013; (ii) R$2.5 million in telecommunications revenue, and (iii) R$2.5 million in rental leasing.

Earnings Release | 2Q23	19

Chesf: -R$5 million

▪	A R$2.9 million increase in revenue from engineering services may be highlighted, which was completely offset by a R$6.4 million reduction in revenue from telecommunications services and R$0.8 million in revenue from operation and maintenance services and miscellaneous items.

CGT Eletrosul: -R$4 million

▪	R$2.1 million received in 2Q22 referring to retroactive rental amounts, without relevant events occurring in 2Q23, in addition to a reduction in the provision of services under various contracts in the amount of R$1.5 million.

Holding: -R$40 million

▪	A R$43 million decrease in Procel revenues partially offset by a R$4.7 million increase in other miscellaneous revenues.

4.3.	Operating Costs and Expenses

Operating Costs and Expenses (R$ million)	2Q23	2Q22%		1H23	1H22%
Energy purchased for resale	-641	-557	15%	-1,279	-1,040	23%
Charges for use of power grid	-812	-572	42%	-1,622	-1,149	41%
Fuel for electricity production	-488	-461	6%	-930	-1,098	-15%
Construction	-656	-317	107%	-1,054	-512	106%
Personnel, Materials, Services and Other	-2,475	-2,070	20%	-4,427	-3,749	18%
Depreciation and amortization	-894	-497	80%	-1,798	-998	80%
Operating Provisions	1,714	-2,238	-177%	1,138	-4,265	-127%
Costs and Expenses	-4,252	-6,712	-37%	-9,972	-12,812	-22%
Non-recurring events
(-) Non-recurring PMSO events	553	80	595%	595	141	323%
(-) Non-recurring provisions	-1,604	2,104	-176%	-1,028	4,206	-124%
(-) Generation Construction	0	4	-100%	0	7	-100%
Recurring Costs and Expenses	-5,303	-4,524	17%	-10,405	-8,458	23%
4.3.1.	Energy Purchased for Resale

Furnas: +R$94 million

▪	Consolidation of Santo Antônio (SAESA) as of 3Q22, with an impact of R$140 million in increased costs, being R$5.7 million in CCEE and +R$146.2 million in Energy purchased for resale, with no comparison vs 2Q22;
▪	Reduction of R$24 million due to a decrease in the average price of the total amount contracted (from R$283.00 in 2Q22 to R$259.00 in 2Q23).

Earnings Release | 2Q23	20

Chesf: -R$6 million

▪	Variation due to a reduction totaling 11.23 MWavg in electricity purchased for resale over the short term related to previous long-term contracts, as a result of shareholders' agreement obligations with Jirau and SINOP SPEs.

4.3.2.	Fuel used in Electricity Production

Eletronorte: +R$54 million

▪	R$85.9 million increase due to the annual contractual adjustment of the price of natural gas and a 21.6% increase in natural gas consumption at TPP Mauá 3, due to shutdown for maintenance of Steam Turbine in 2Q23, resulting in the plant start operations under an open cycle using the two natural gas turbines, which increased consumption;
▪	R$667 thousand increase related to reversal of ICMS on sales of energy produced by TPP Mauá 3 due to the consumption of natural gas;
▪	R$33 million (-20.65%) reduction related to ancillary natural gas expenses (Transport Ship or Pay and Margin) due to an 8.7% increase in natural gas consumption stemming from the Mauá 3 TPP. Given that ancillary expenses are inversely proportional to the increase in the consumption of natural gas, the occurrence of such expenses was reduced.

Furnas: -R$18 million

▪	Reduced dispatch at the Santa Cruz Plant, resulting from combined cycle tests totaling 48 GWh in 2Q23 and 58 GWh in 2Q22.

CGT Eletrosul: -R$5 million

▪	R$9.5 million increase in costs due to the 16% adjustment in coal used in the Candiota Plant’s operations;
▪	R$18 million increase related to other inputs needed for energy production, which are now allocated to fuel expenses, due to an improvement in the accounting classification process of these expenses, which in 2Q22 were registered to materials.
▪	Offset by a R$23 million reduction related to fuel reimbursement increase, according to ANEEL Order No. 2.2023/2022.

4.3.3.	Charges for Use of Network

Furnas: +R$206 million

▪	Santo Antônio Consolidation (SAESA): R$212 million in charges for the use of electrical networks (TUST) and R$20.2 million in PIS/COFINS credits.
▪	R$34 million increase due to (i) a 15% adjustment to the EUST in relation to the previous tariff cycle according to ANEEL Approval Resolution 3066/2022; (ii) fines and penalties for exceeding HPP Itumbiara’s MUST (Total Amount for Use of Transmission System) in 2Q23 totaling approximately R$5.2 million. Plants are subject to a contract signed with ONS for connection to the transmission network, which is known as the CUST. The MUST is one of this contract’s main parameters and is a means of measuring total power. Upon delivering energy to the transmission network, whenever a plant exceeds this power -- or, in other words, exceeds the MUST - it will be penalized during accounting procedures carried out by ONS.

Earnings Release | 2Q23	21

Chesf: +R$36 million

Adjustment totaling approximately 15.09% of the TUST defined under ANEEL Approval Resolution No. 3.066/2022 (2022-2023 cycle).

Eletronorte: +R$13 million

▪	(i) R$31.5 million in Charges for Use of the Electrical Transmission Network due to a ˜15% price adjustment; (ii) R$1.3 million increase in Charges for Use of the Electric Distribution Network, partially offset by the (iii) R$19.4 million reduction in Cofins and Pasep Credits, with no counterpart in 2Q22; (iv) around R$18 million that comprised the Charges account in 2Q22 were adjusted to Third-party services in 2Q23, thus reducing the impact on this account.

4.3.4.	Construction

Furnas: +R$226 million

▪	The variation in CT 062-RBNI totaling R$226 million reflects investments linked to CT062.

Chesf: +R$37 million

▪	R$44 million and R$15 million increase for CTT 017/2009 and CTT 061/2001, respectively.

Eletronorte: +R$78 million

▪	Increase totaling (i) R$70.2 million for renewed contract 058/2001; (ii) R$3.9 million for new contract 013/2022 (Caladinho Sub. Stn.); and (iii) R$2.9 million for contract 010/2009 (Porto Velho TPP);
▪	R$2.0 million reduction in construction expenses for 001/2009 (Ribeiro Gonçalves–Balsas TL).

CGT Eletrosul: -R$18 million

▪	Reduced investment due to transfer of DIT (Other Transmission Facilities) to Energisa MS Distribuidora in the amount of R$13 million.

Earnings Release | 2Q23	22

4.3.5.	PMSO

PMSO (R$ million)	2Q23
	Eletrobras	Furnas	Chesf	CGT Eletrosul	Eletronorte	ELETROPAR	Total	Disposal	Consolidated IFRS

Personnel	-135	-291	-234	-130	-272	-0,4	-1,062	0	-1,062
Consensual Resignation Plan (PDC) – Provision	-40	-125	-99	-67	-176	0	-508	0	-508
Material	-1	-15	-8	-4	-29	-0,01	-56	0	-56
Services	-143	-196	-93	-64	-113	-1	-610	0	-610
Other	-45	-52	-91	3	-25	6	-203	-32	-239
PMSO	-364	-679	-525	-261	-615	5	-2,443	-32	-2,475
Non-recurring events
Personnel: Incentive Plans (PAE, PDC)	40	125	99	67	176	0	508	0	508
Services: Expenses incurred through contracting of consultancies associated with the transformation plan (“TMO”)	54	0	0	0	0	0	54	0	54
Other: Legal Fees (except labor)	0	0	0	-9	0	0	-9	0	-9
Recurring PMSO	-269	-554	-426	-203	-439	5	-1,890	-32	-1,922

PMSO (R$ million)	2Q22
	Eletrobras	Furnas	Chesf	CGT Eletrosul	Eletronorte	ELETROPAR	Total	Disposal	Consolidated IFRS

Personnel	-90	-312	-325	-144	-338	0	-1,209	0	-1,209
Consensual Resignation Plan (PDC) – Provision	0	0	0	0	0	0	0	0	0
Material	0	-11	-8	-24	-17	0	-61	0	-61
Services	-76	-154	-76	-48	-74	-3	-432	0	-432
Other	-67	-106	-180	-23	-53	0	-429	61	-368
PMSO	-233	-584	-589	-239	-482	-3	-2,131	61	-2,070
Non-recurring events
Personnel: Compensatory Health Insurance Advance	0	0	17	0	0	0	17	0	17
Personnel: Furnas Labor Claims/ ACT Provision 2021	0	22	0	0	0	0	22	0	22
Services: Expenses incurred through contracting of consultancies associated with transformation	14	0	0	0	0	0	14	0	14
Other: Indemnities, losses and damages: CAEFE (2022)/ Losses associated with non-reversible assets Furnas	0	26	0	0	0	0	26	0	26
Recurring PMSO	-219	-536	-572	-239	-482	-3	-2,051	61	-1,990

Earnings Release | 2Q23	23

Impact of SAESA Consolidation on PMSO

SAESA Personnel, Materials, Services and Other (R$ million)	2Q23	1H23
Personnel	26	49
Material	6	13
Services	37	73
Other	6	13
PMSO	76	148

Personnel

Consolidated: reduction of R$134 million

▪	Savings totaling R$213 million related to termination of employment contracts under 1st Voluntary Dismissal Program, which reduced the company's workforce from 10,508 workers in 2Q22 to 8,438 in 2Q23 and was partially offset by:
▪	Total impact of R$51 million referring to the 12.13% adjustment related to Collective Bargaining Agreement (ACT) 22/23 which had an impact beginning in May/22 and the 4.18% ACT 23/24, with impacts starting in May/23;
▪	Consolidation of SAESA: +R$26 million.

Voluntary Dismissal Program

▪	Non-recurring – Provision in the amount of R$513 million, related to estimated expenses associated with the registration of 1,475 employees under Eletrobras’ 2nd Voluntary Dismissal Program, which was implemented in July 2023 and has been finalized, as well as a supplement totaling R$5 million related to the 1st PDV 2022 due to the need to adjust estimates. The expected annual savings for this 2nd PDV is approximately R$688 million, with an 8.7-month payback.
PDV 2	2Q23
	Eletrobras	Furnas	Chesf	CGT Eletrosul	Eletronorte	Total
Expense	-44	-125	-97	-60	-187	-513

Earnings Release | 2Q23	24

Materials

Eletronorte: +R$12 million

▪	R$10.9 million in operational maintenance materials due to an increase in demand during the period;
▪	R$1.2 million for fleet maintenance and work safety.

CGT Eletrosul: -R$19 million

▪	Decrease of R$18 million related to other inputs needed to generate energy that, in 2Q23, were allocated to the fuel account as a result of an improvement in the classification process, since in 2022 these expenses were allocated to materials.

Furnas: +R$3 million

▪	Consolidation of SAESA: +R$6 million in 2Q23 without counterpart in 2Q22;
▪	R$3 million reduction in costs and expenses associated with materials at Furnas with an emphasis on reduction in Operational Maintenance materials totaling approximately R$2.4 million, and Fuel and Lubricants (except production) totaling approximately R$774 thousand due to the reduction in the number of vehicles.

Services

Holding: +R$67 million

▪	R$12 million increase related to IT Technical Services – Software;
▪	R$11 million increase related to institutional advertising;
▪	Non-recurring: R$54 million in consulting expenses associated with the Transformation Plan (TMO) in 2Q23;
▪	Non-recurring: R$14 million in fees paid to banks for the approval of the change in control for the capitalization in 2Q22.

Furnas: +R$41 million

▪	Consolidation of SAESA: +R$37 million, R$16 million of which refers to General Operation Services, R$9.4 million to Consulting, R$3.6 million to River Drainage, R$4.1 million to General Services, R$2.1 million to Engineering, R$1.5 million to Asset Surveillance, with no considered provided in 2Q22.

Eletronorte: +R$38 million

▪	R$19.4 million increase in Cofins and Pasep credits, with no equivalent entry in 2Q22. Approximately R$18 million that constituted the tax account in 2Q22 were allocated to the services account in 2Q23;
▪	R$10.2 million increase in maintenance of operational assets, mostly due to large-scale maintenance being implemented at thermal power plants in 2023;
▪	R$3.7 million increase in administrative technical services and consultancies, mostly due to reimbursements of advisory services at the Holding level;

Earnings Release | 2Q23	25

▪	R$3.7 million increase in personnel transportation and surveillance, mostly due to the demand for displacement generated under emergency air transport contracts in order to respond to tower collapses;
▪	R$3.6 million increase in legal services, mostly due to provision of payments for successful claims;
▪	R$2.8 million increase in electrical installations and electricity consumption;
▪	Conversely, there was a R$4.5 million reduction in various services and the environment (due to changes in the budget for environmental costing related to investments).

Chesf: +R$17 million

▪	R$4 million increase in expenses associated with cleaning and conservation of properties and facilities;
▪	R$2 million increase associated with surveillance services;
▪	R$4 million increase associated with maintenance of operating assets;
▪	R$4 million increase in expenses associated with utilities and services;
▪	R$3 million increase associated with technical and administrative services.

CGT Eletrosul: +R$16 million

▪	R$8.6 million increase due to repair of turbogenerator blades at TPP Candiota III;
▪	R$3.3 million increase related to logistics, IT, environment and security services;
▪	Retroactive R$2.7 million increase for 2022 regarding building maintenance, particularly cleaning services;
▪	R$1.5 million increase in addition to the performance of various services involved in operational maintenance.

Other

CHESF: -R$89 million

▪	Reclassification to the other expenses account, in 2Q22, of amounts related to January through March 2022 referring to benefits to retired personnel in the amount of R$66 million;
▪	Reduction in the payment of judicial costs in the amount of R$7.8 million, insurance of R$3.3 million.

CGT Eletrosul: -R$23 million

▪	R$9 million reduction in other revenues, related to the sale of scrap;
▪	R$8.6 million decrease in the recovery of expenses with lime related to import statements opened in 2022.

Holding: -R$22 million

▪	Lower expenses recovery when compared to 2Q22, mainly due to the transfer of the fund management related to the Itaipu Account and other Government programs to ENBPar, totaling approximately R$14 million.

Earnings Release | 2Q23	26

Furnas: -R$33 million

▪	R$16 million reduction due to the recording of judicial indemnifications in 2Q22 with no counterpart in 2Q23, when such expenses were allocated to Operating Provisions;
▪	R$6.7 million increase in the expense recovery account (creditor);
▪	R$11 million increase in expenses with donations and contributions, mainly due to the amount associated with the CEPEL contribution being higher in 2023: R$2.41 million/month in 2022 compared to R$6.03 million/month in 2023;
▪	Consolidation of SAESA: +R$6 million in 2Q23;
▪	Non-recurring: Indemnities, losses and damages: CAEFE in the amount of R$26 million in 2Q22.

Other Costs and Expenses (R$ million)	2Q23	2Q22%
Insurance	-3	-54	-95%
Taxes	-2	-45	-96%
Recovery of expenses	32	47	-33%
Civil indemnities	-31	-1	4043%
Taxes (excluding deductions from operating income)	-14	-45	-69%
Indemnities for losses and damages	-0.4	-33	-99%
Bank-issued guarantees	-21	-14	52%
Retirement benefits	-85	-141	-40%
Other	14	-26	-155%
1. Other Expenses (Total)	-111	-332	-67%
2. Other Costs	-76	-17	344%
3. Donations and Contributions	-52	-40	32%
Total for Other Costs and Expenses (1+2+3)	-239	-389	-39%

Depreciation and Amortization and Provisions

Amortization

Company	Amount (Initially recognized)	2Q23 Amortization Result
Chesf	28,338	57.2
Eletronorte	26,285	21.2
Furnas	20,399	72.4
Total	75,021	344.8

Earnings Release | 2Q23	27

Operating Provisions

Operating Provisions (R$ million)	2Q23	2Q22%		1H23	1H22%

Operating Provisions / Reversals	1.714	-2.238	-177%	1.138	-4.265	-127%
Non-recurring items/ Adjustments
Provision/Reversal for Litigation	1,661	-707	-335%	1,111	-1,363	-182%
PECLD - Financing and loans	-9	-453	-98%	-13	-816	-98%
PECLD: Estimated prospective credit losses (CPC 48) ELN +	0	-250		0	-1,307
Onerous contracts	0	291	-100%	0	291	-100%
Estimated losses on investments	-30	-890	-97%	-30	-906	-97%
Impairment	0	-66	-100%	0	-66	-100%
Provision for Implementation of Shares - Compulsory Loan	-19	-30	-38%	-40	-41	-1%
Unadjusted provisions/reversals

PCLD Consumers and resellers (excluding Prospective PCLD estimates of prospective credit loss (CPC 48) and writing off of credits from Chesf customers)	68	8	750%	11	168	-94%
Improvements in GAG	38	-60	-164%	72	-135	-153%
Other	4	-82	-105%	28	-92	-131%
Adjusted provisions/reversals	110	-134	-182%	110	-59	-288%

The positive amounts presented in this table mean reversal of provisions.

▪	Provision for Litigation changed from a R$821 million provision in 2Q22 to a reversal of provision of R$1,611 million in 2Q23, mainly due to the end of legal agreements related to the compulsory loan processes, which changed from a provision totaling R$242 million in 2Q22 to a reversal totaling R$1,477 million in 2Q23, related to lawsuits that discuss the monetary restatement of book-entry credits (2nd phase), in particular due to the discounts obtained with the negotiations.
▪	The total balance of compulsory loan provisions saw a R$2.1 billion reduction in 2Q23, for a total of R$22.1 billion, which was mainly due to discounts under agreements and a R$624 million reduction as a result of payments made within the scope of agreements for which the respective judicial approvals have already been granted under an appropriate final and unappealable decision.
▪	Reversal of Improvements to GAG Provision in the amount of R$38 million in 2Q23, compared to a R$60 million provision in 2Q22. Reversal of the provision provided in 2Q23 was due to the start of the decoupling generation revenue from quotas (Federal Law 14.182/2021) at a total of 20% each year beginning in 2023.
▪	Reversal in PCLD in the amount of R$60 million in 2Q23, with an emphasis on the reversal of R$110 million related to Amazonas Energia’s current energy supply due to the monthly payments made by Amazonas, which are partially offset by a R$33.7 million provision related to current energy supply - Other clients.

Earnings Release | 2Q23	28

4.4.	Equity Interests

Equity Interests (R$ million)	2Q23	2Q22%		1H23	1H22%
Highlighted Subsidiaries
Eletronuclear	232	-8	-3155%	201	-8	-2752%
Itaipu	0	5	-100%	0	120	-100%
CTEEP	247	246	1%	510	436	17%
Cemar	56	10	458%	54	53	1%
Lajeado Energia	30	25	17%	30	49	-40%
Highlighted SPEs
BMTE	56	0	-	101	0	-
Serra do Facão	61	0	-	64	-8	-910%
Norte Energia	-90	-90	1%	-151	-172	-12%
ESBR Jirau	1	-18	-108%	13	-34	-139%
IE Madeira	64	82	-22%	124	161	-23%
Other Equity	-27	235	-111%	195	515	-62%
Total	631	487	30%	1,140	1,113	2%
4.5.	Financial Result

Financial Results (R$ million)	2Q23	2Q22%		1H23	1H22%

Finance Revenue
Revenue from interest, fines, commissions and fees	7	317	-98%	153	532	-71%
Revenue from financial investments	522	557	-6%	1,308	886	48%
Addition of moratorium on electricity	30	123	-75%	87	235	-63%
Revenue from Interest on Dividends	0	0	-	0	0	-
Other finance income	107	66	62%	257	120	115%
(-) Taxation on Finance Revenue	-57	0	-	-123	0	-
Finance Expenses
Debt burden	-1,690	-948	78%	-3,542	-1,802	97%
Charges from obligations with CDE	-567	0	-	-1,121	0	-
Charges for revitalization of drainage basins	-87	0	-	-175	0	-
Adjustment for inflation - CDE	-477	-107	346%	-1,081	-107	911%
Adjustment for inflation - river basins	-98	-19	404%	-225	-19	1059%
Other financial expenses	-238	-433	-45%	-419	-522	-20%
Net Financial Items
Monetary fluctuations	-371	-124	201%	-765	-317	141%
Exchange rate changes	28	-625	-104%	191	425	-55%
Variation in the fair value of the hedged debt, net of derivatives	-467	0	-	-467	0	-
Variation in the derivative financial instrument not connected to debt hedge	-201	-210	-4%	-434	-290	50%
Advanced financial discount – ENBpar	0	-54	-100%	0	-4	-100%
Financial Results	-3,559	-1,457	144%	-6,356	-863	637%
Adjustments
(-) Revenue from Distributor Cos. + AIC	-30	-196	-85%	-65	-360	-82%
(-) Compulsory adjustments for inflation	338	478	-29%	716	840	-15%
(-) Interest and changes in exchange rate on sale of ITAIPU to ENBPar	0	-242	-100%	0	-242	-100%
(-) Reversal of Penalties for lack of availability - CGT Eletrosul	0	0	-	0	-34	-100%
Adjusted Financial Results	-3,250	-1417	129%	-5,704	-658	767%

Earnings Release | 2Q23	29

The main variations seen in financial results for the quarter included:

▪	Eletrobras’ debt burden increased from R$948 million in 2Q22 to R$1,690 million in 2Q23, with an emphasis on consolidation of the SPE SAESA, which recorded an expense totaling R$664 million. Of this amount allocated to SAESA, financial charges and FNO represent R$484 million and charges on debentures R$180 million.
▪	Changes in exchange rate represented a negative impact of R$625 million in 2Q22 compared to a positive net impact of R$28 million in 2Q23, mainly due to the Cross Currency Swap operation (a derivative operation, detailed below), and the variation in the exchange rate (US dollar) during the compared period. For more details, see the respective item in the table above.
▪	Variation in the fair value of the hedged debt, net of derivatives: In 2Q23, Eletrobras recorded variation totaling R$467 million referring to variation in the fair value for debt linked to the CDI. In April 2023, the Company contracted a derivative operation known as Cross Currency Swap in the notional amount of R$6,325 million in order to protect bonds issued in relation to changes in exchange rate, assuming a liability position in reals and a change in the value of the liability linked to the variable interest curve in reals (CDI).
▪	Variation in the derivative financial instrument not connected to debt hedge: At Eletronorte, earnings from derivatives totaled R$9 million, the results for which refer to Embedded Derivatives provided under contracts that consist of updating the following variables: amount of energy, macroeconomic indices (dollar and Selic) and projection of the LME (London Metal Exchange) price for 18 months (remaining contractual period).
▪	Charges for obligations associated with CDE and CDE monetary restatements (IPCA Financial Expenses + Charges on the outstanding balance for CDE obligations collected at 7.6% per year) totaled R$1,044 million in 2Q23. These obligations were established under Federal Law 14.182/21 (which privatized Eletrobras), as a key condition for obtaining additional electric power generation concession grants for a further 30 years. Charges were calculated based on data published in CNPE Resolution 015/2021: (i) obligation’s current value; (ii) future flow of payments; and (iii) the payment period.
▪	Charges for the revitalization of drainage basins (charge totaling 5.67%) totaling R$87 million in 2Q23, and Adjustments for inflation - drainage basins totaling R$98 million, with no consideration provided in 2Q22. These obligations were established under Federal Law 14.182/21 (which privatized Eletrobras), as a key condition for obtaining additional electric power generation concession grants for a further 30 years. Charges were calculated based on data published in CNPE Resolution 015/2021: (i) obligation’s current value; (ii) future flow of payments; and (iii) the payment period.

Earnings Release | 2Q23	30

▪	Monetary restatement (Selic) applied to the provision for contingencies related to compulsory loans in the amount of -R$338 million in 2Q23, compared to -R$478 million in 2Q22 due to the reduction in the provisions balance and Selic variation.

Charges associated with CDE and Projects - Federal Law 14.182/2021	2nd Quarter 2023 - In R$ million
	Furnas	Chesf	Eletronorte	Totals
Debt burden - CDE obligations	163	237	167	567
Debt burden - Revitalization of drainage basins	23	35	29	87
Liabilities related to adjustment for inflation - CDE obligations	137	199	140	477
Liabilities related to adjustment for inflation - Revitalization of drainage basins	26	39	33	98
Total charges for CDE and Projects - Federal Law 14.182/2021	349	511	370	1,229
4.6.	EBITDA
4.6.1.	Consolidated EBITDA

Consolidated EBITDA (R$ million)	2Q23	2Q22%		1H23	1H22%

Income for the Period	1,619	1,401	16%	2,025	4,117	-51%
+ Provision for Income Tax and Social Contribution	524	793	-34%	972	1,567	-38%
+ Financial Result	3,559	1,457	144%	6,356	863	637%
+ Amortization and Depreciation	894	497	80%	1,798	998	80%
EBITDA	6,595	4,148	59%	11,150	7,545	48%
Revenue Adjustments (pp. 7, 11 and 13)	-36	8	-582%	20	-65	-130%
Cost and Expense Adjustments (pp. 14 and 17)	553	80	595%	595	141	323%
Provision Adjustments (page 22)	-1,604	2,104	-176%	-1,028	4,206	-124%
Equity adjustments (page 23)	0	0	-	0	0	-
Adjustments Other Revenue and Expenses (page 26)	-73	-121	-40%	-62	-242	-75%
Adjustments for Discontinued Operation (page 26)	-3	-899	-100%	332	-987	-134%
Adjusted EBITDA	5,431	5,319	2%	11,007	10,598	4%

Earnings Release | 2Q23	31

4.6.2.	Cash Generation – Adjustment for RAP Transmission

Approximate Cash Generation (R$ million)	2Q23	2Q22%		1H23	1H22%
1. Recurring EBITDA	5,431	5,319	2%	11,007	10,598	4%
2.(-) IFRS Transmission Revenue	4,591	4,978	-8%	8,807	9,219	-4%
Revenue from operation and maintenance	1,997	1,588	26%	3,630	3,111	17%
Construction Revenue	600	261	129%	883	409	116%
Contractual Revenue – Transmission	1,994	3,129	-36%	4,293	5,699	-25%
3.(+) Total RAP Received	4,247	3,415	24%	8,176	6,763	21%
Receipt of RAP and indemnities	4,247	3,415	24%	8,176	6,763	21%
4. (+) Transmission Construction Expenses	656	313	109%	1,054	505	109%

Approximate Cash Generation	5,744	4,069	41%	11,431	8,647	32%
5.	Debt and receivables
5.1.	Holding / Controllership
5.1.1.	Loans and financing payable – R$ billion

5.2.	Consolidated
5.2.1.	Loans and financing payable – R$ billion

5.2.2.	Net Debt
Net Debt (R$ million)	06/30/2023	3/31/2023
(+) Gross Debt	56,717	58,038
(+) Net Derivatives (foreign exchange hedge)	681	0
(-) (Cash and Cash Equivalents + Current Securities)	18,626	20,145
(-) Financing Receivable	428	867
(-) Net balance of Itaipu Financial Assets [1]	260	309
Net Debt	38,085	36,717

1 See Note 18b to these Financial Statements.

Highlight: Since 3ITR22, Eletrobras' debt has been substantially affected by the consolidation of SAESA's gross debt.

Earnings Release | 2Q23	32

5.2.3.	Debt Composition

Creditor	Indexer	Average Cost (per year)	Total Balance (R$ thousand)	Participation in Total (%)
Debentures, FIDC and other securities	CDI	CDI + 1.00% to 2.75% p.a., 108% to 117.6% CDI	11,509,506	20.29%
Debentures and other securities	IPCA	IPCA + 3.75% to 7.49% p.a.	10,368,874	18.28%
BNDES	TJLP, TLP (IPCA), Pre-established rate	TJLP to TJLP + 3.28% p.a., TLP + 3.90% p.a., 3.50% p.a.	7,797,415	13.75%
Banco do Brasil	TJLP, TLP (IPCA), CDI	TJLP + 2.13% p.a, CDI + 1.65% to 2.25% p.a., 107.5% to 125.5% CDI, TLP + 4.7% p.a.	4,937,912	8.71%
Petrobras / Vibra Energia	Selic	Selic	3,430,219	6.05%
Caixa Econômica Federal	CDI, TLP (IPCA)	113.7% CDI, TLP + 4.7% p.a.	2,401,844	4.23%
Banco do Nordeste do Brasil	IPCA, TLP (IPCA), TFC (IPCA), Fixed rate	IPCA + 2.74% p.a., TLP + 4.70% p.a., 2.94% to 8.62% p.a., TFC + 2.7382% to 3.3467% p.a.	4,937,912	8.71%
Other creditors	CDI, TLP (IPCA), TJLP + 5.00% p.a., Pre-established rate	TLP + 4.70% p.a., CDI + 1.60% to 2.62% p.a., 122.84% CDI, 2.94% to 8.5% p.a.	4,459,091	7.86%
Foreign Currency - Bonuses and other debts	USD	2.41% to 4.63% p.a., SOFR	6,662,884	11.75%
Foreign Currency - other debts	EUR	2.00% to 4.50% p.a.	211,292	0.37%
TOTAL			56,716,949	100%

5.2.4.	Foreign Currency Exposure

Foreign Exchange Exposure (US$ million)	2023	2024	2025	2026	2027	2028	After 2028	Total
Asset	29.62	9.87	0.00	0.00	0.00	0.00	0.00	39.50
Liabilities	19.46	11.90	11.901	11.90	11.90	10.34	26.09	103.47
Foreign Exchange Exposure	10.17	-2.02	-11.90	-11.90	-11.90	-10.34	-26.09	-63.97

Earnings Release | 2Q23	33

5.3.	Ratings

Agency	National Classification/Perspective	Most Recent Report
Moody's Global Scale	“Ba2”: / Stable	07/15/2022
Moody's SACP	“Ba2”	07/15/2022
Fitch - Foreign and Local Currency (Long Term)	“BB-”: / Negative	06/16/2023
Fitch - National (Long-Term)	AA(bra) / Negative	06/16/2023
S&P Global Scale	BB-/Stable	06/15/2022
S&P SACP	bb-	06/15/2022
S&P Brazil National Scale	brAAA/brA-1+ Stable	06/15/2022

*Creditwatch

6.	Financing and Loans Granted (Receivables)
6.1.	Holding / Controllership R$ billion

In billions of reals

6.2.	Consolidated

In billions of reals

Receivables from Itaipu's financial assets in the amount of R$259.5 million, PCLD in the amount of R$3,989 million and current charges are not included.

6.3.	RBSE

In June 2022, the National Electric Energy Agency’s (“ANEEL”) Office of the Superintendent for Tariff Management (“SGT”) published Technical Note No. 085/2022, which revisited requests for reconsideration filed within the scope of payment of the financial component and reprofiling of RBSE – Basic Existing System Network. On 04/28/2023, Technical Note No. 85/2023 was issued by SGT/ ANEEL, which presented statements regarding the calculations presented within the scope of payment of the RBSE’s financial component in Technical Note No. 085/2022-SGT/ANEEL, of June 2, 2022, and in Circular Letter No. 23/2022-SGT/ANEEL, of August 16, 2022. The abovementioned document does not constitute a decision from ANEEL and therefore does not produce practical effects as of the date on which this document was disclosed, given that it depends on a decision from ANEEL’s executive body. This document therefore did not impact Homologation Resolution 3.216, which established RAPs for the 2023-2024 cycle.

Earnings Release | 2Q23	34

RBSE Flow (R$ milhões)	23-24	24-25	25-26	26-27	27-28
Re-profiled Financial Component with Social Costs
Chesf	1,913	1,913	1,913	1,913	1,913
Eletronorte	893	893	893	893	893
CGT Eletrosul	418	418	418	418	418
Furnas	3,060	3,060	3,060	3,060	3,060
Total	6,284	6,284	6,284	6,284	6,284
Economic Component with Social Costs
Chesf	1,262	258	760	760	760
Eletronorte	649	-87	281	281	281
CGT Eletrosul	213	-52	81	81	81
Furnas	2,051	587	1,319	1,319	1,319
Total	4,175	706	2,441	2,441	2,441
RBSE Total
Chesf	3,175	2,171	2,673	2,673	2,673
Eletronorte	1,542	806	1,174	1,174	1,174
CGT Eletrosul	631	366	499	499	499
Furnas	5,111	3,647	4,379	4,379	4,379
Total	10,459	6,990	8,725	8,725	8,725

The above amounts include TFSEE (Inspection Fees for Electricity Services) charges and resources for R&D and Energy Efficiency, and do not include PIS and Cofins. Additionally, data refer to the tariff cycle (July to July of each year) and not to the calendar year (January to December). Amounts approved during reprofiling were updated using the IPCA.

6.3.1.	RBSE Amortization (R$ million)

Chesf	CGT Eletrosul	Eletronorte	Furnas	Total
1.102	223	534	1.657	3.515

Earnings Release | 2Q23	35

7.	Investments

Investments (R$ million)	Implemented 1Q23	Implemented 2Q23	Budgeted 2Q23	(%) Implemented 2Q23
Corporate Generation	476	525	683	77%
Implementation /Expansion	274	223	204	109%
Maintenance	202	302	479	63%
Corporate Transmission	473	718	729	99%
Expansion	30	46	48	95%
Reinforcements and Improvements	181	481	469	103%
Maintenance	261	191	211	90%
Infrastructure and Other Items	67	97	182	53%
SPEs	101	48	27	181%
Generation – Contributions	29	27	27	100%
Generation – Acquisition	64	0.3	-	-
Transmission - Contributions	7	21	-	-
Other SPES (Furnas)	-	-	-	-
Total	1,116	1,388	1,620	86%
7.1.	Generation

Implementation

▪	Furnas provided R$181 million as part of Combined Cycle Generation commissioning at Santa Cruz TPP;
▪	CGT Eletrosul provided R$279 million for materials used at the Coxilha Negra Wind Farm;
▪	Chesf provided R$29 million with an emphasis on Casa Nova B.

Maintenance

▪	Chesf provided R$336 million in maintenance, with an emphasis on the replacement of equipment at Paulo Afonso IV and Sobradinho;
▪	Eletronorte provided R$80 million with an emphasis on the Tucuruí and Ute Mauá 3 plants;
▪	Furnas provided R$51 million, with an emphasis on the Luiz Carlos Barreto de Carvalho, Serra da Mesa and Porto Colombia HPPs.

Earnings Release | 2Q23	36

7.2.	Transmission

Reinforcements and Improvements and Maintenance

▪	Chesf provided R$556 million in reinforcements, improvements and maintenance, with an emphasis on completion of the 230kV Ibiapina II – Sobral II C1 TL as part of efforts to provide continuity for the substation video-monitoring project;
▪	Furnas provided R$316 million as part of several reinforcement, improvement and maintenance projects;
▪	Eletronorte provided R$163 million in reinforcements and maintenance.

8.	General Information
8.1.	About Eletrobras

Corporate Structure – June/2023

8.2.	Analysis of Asset Performance
8.2.1.	Shares
B3 – ELET3 and ELET6
Price and Volume	ELET3 (R$) Comm. Shares (ON)	ELET6 (R$) Pref. Shares (PN)	IBOV (pts.) (Index)	IEE (pts.) (Index)
Closing Quotation on 06/30/2023	39.75	44.52	118,087	91,090
Maximum during quarter	40.08	44.92	120,420	91,090
Average during quarter	35.84	39.52	109,908	82,922
Minimum during quarter	32.51	34.26	100,822	74,244
Variation during 2Q23	20.2%	27.7%	15.9%	21.7%
Variation during last 12 months	-13.4%	-0.8%	19.8%	15.6%
Average Daily Volume Traded 2Q23 (R$ million)	410.47	111.82	-	-
Equity Value per Share (R$)	48.29	48.29	-	-
Price/Profit (P/E) (1)	53.84	60.30	-	-
Price/Book Value (P/B) (2)	0.82	0.92	-	-

(1)     Closing price for shares of preferred and common stock at the end of the period / Net Profit per share. For the purposes of this calculation, the accumulated net income for the last 12 months was taken into consideration;

(2)     Closing price for shares of preferred and common stock at the end of the period /Book Value per share at the end of the period.

Earnings Release | 2Q23	37

8.2.2.	ADR Programs
NYSE – EBRN and EBRB
Price and Volume	NYSE (US$) EBRN	NYSE (US$) EBRB
Closing Price on 06/30/2023	8.27	9.43
Maximum Price in the quarter	8.32	9.51
Average Price in the quarter	7.23	8.15
Minimum Price in the quarter	6.51	7.11
Variation in 2Q23	24.7%	29.5%
Variation in the last 12 months	-6.8%	6.1%
Average Daily Traded Volume in 2Q23 (US$ 000)	9,783	247
8.2.3.	Latibex – Madrid Stock Exchange
LATIBEX – XELTO and XELTB
Price and Volume	LATIBEX (€) XELTO	LATIBEX (€) XELTB
Closing Price on 06/30/2023	7.25	8.45
Maximum Price in the quarter	10.40	8.55
Average Price in the quarter	6.81	7.59
Minimum Price in the quarter	6.10	6.80
Variation in 2Q23	7.25	8.45
Variation in the last 12 months	10.40	8.55
Average Daily Traded Volume in 2Q23 (US$ 000)	6.81	7.59

Earnings Release | 2Q23	38

9.	ESG
9.1.	Key ESG Indicators for 2Q23

PILLAR	INDICATOR	2Q23	2Q22	Variation	Analysis of Results
Prosperity	Investment in Technology and Innovation	R$247.1 mi	R$228.2 mi	8.3%	Investment targets achieved during the calculation period, taking the established target for allocation of 1.4% of NOR in investments in Technology and Innovation.
Planet	Greenhouse Gas Emissions (Scopes 1, 2 and 3) (tCO2e)	2,589,504	2,934,356	-11.8%	Set to achieve Net Zero commitment by 2030.
People	Accident Frequency - company employees (time lost)	2.66	3.46	-23.1%	1H22: 38 accidents.
					1H23: 26 accidents.
					Occupational Health and Safety (OSH) initiatives such as: implementation of OSH governance processes, preventive tools, risk factor training and critical risk management.
	Women in the workforce (%)	18.0%	18.9%	-4.3%	Variation due to termination of employ. contr. under PDV
	Management Positions Held by Women (%)	23.7%	23.5%	0.6%	Variation due to termination of employ. contr. under PDV
Governance	Risk Management Maturity Level	3	3	0.0%	The target for 2022 goal involving reaching level 3 maturity in risk management. The Company was able to reach this target. The target was raised to level 4 for 2023 up to a maximum level 5.
	Complaints investigated by deadline (%)	90%	98%	-8.2%	Results in line with annual target of 90%

Note: The amounts presented are partial and preliminary in nature and not guaranteed, and may be adjusted according to processes for calculation, verification and updating of data.

9.2.	Transparency and Reporting
▪	Publication of the 15th edition of the Inventory of Greenhouse Gas Emissions at Eletrobras Companies. Highlights of the Inventory include a 32% reduction in the company's total emissions in 2022 and a 100% reduction in scope 2 emissions related to energy consumption within the distribution network through the use of renewable energy certificates (I-REC and RECFY). Click here to access the inventory on our website.

Earnings Release | 2Q23	39

▪	Release of the SDG Booklet for the second consecutive year, which continues to be used to measure and disseminate the progress of contributions to the UN 2030 Agenda. This publication presents the development of targets, results and commitments related to the nine Sustainable Development Goals (SDGs) prioritized by Eletrobras. Click here to view the Booklet

Earnings Release | 2Q23	40

10.	Annexes
10.1.	Annex 1 - Financial Statements
10.1.1.	Balance Sheet
	PARENT COMPANY		CONSOLIDATED
ASSET	06/30/2023	12/31/2022	06/30/2023	12/31/2022
CURRENT
Cash and cash equivalents	4,227,186	4,927,871	11,428,566	10,739,126
Restricted cash	1,378,378	2,917,849	1,567,591	3,098,401
Securities and bonds	2,514,006	3,611,904	7,197,301	12,193,654
Clients	5,331	462,628	4,525,786	4,794,924
Contractual asset transmission	-	-	9,925,048	9,349,126
Financing and loans	1,104,347	1,524,088	372,567	692,839
Remuneration of equity interests	1,697,100	3,028,085	473,302	707,875
Taxes and Social Security Contributions	693,959	857,466	1,022,823	1,135,913
Income tax and social security contribution	852,038	261,321	2,032,253	1,749,225
Right to compensation	1,083,257	1,186,214	1,123,848	1,216,928
Warehouse	223	262	465,961	429,310
Receivables - ENBPAR	-	40,743	-	40,743
Derivative financial instruments	-	-	371,791	501,355
Other	1,172,418	926,061	2,601,084	2,285,349
	14,728,243	19,744,492	43,107,921	48,934,768

Assets held for sale	320,691	320,691	641,302	688,359
	15,048,934	20,065,183	43,749,223	49,623,127

NON-CURRENT
LONG-TERM RECEIVABLES
Restricted cash	-	-	1,615,384	1,306,138
Right to Reimbursement	1,702,619	2,048,517	1,842,311	2,124,907
Financing and loans	6,946,595	3,366,460	55,015	328,806
Customers	-	-	688,248	703,055
Receivables - ENBPAR	-	1,223,316	-	1,223,316
Securities and bonds	421,517	411,705	697,373	412,093
Taxes and Social Security Contributions	4,582	3,705	444,090	439,196
Deferred income tax and social contribution	-	-	3,475,864	3,541,162
Bonds and Linked Deposits	6,247,809	6,402,122	8,575,991	8,558,013
Contractual asset transmission	-	-	51,696,424	51,703,084
Derivative financial instruments	-	-	181,17	485,507
Advances for future capital increase	-	20,596,029	-	-
Other	1,633,644	1,755,305	1,089,571	1,063,250
	16,956,766	35,807,159	70,361,441	71,888,527

INVESTMENTS
Assessed through the equity method	130,853,289	112,079,558	33,240,575	32,224,264
Held at fair value	1,898,850	1,657,261	1,963,517	1,761,258
	132,752,139	113,736,819	35,204,092	33,985,522

FIXED ASSETS	230,923	231,883	34,905,323	34,739,705

INTANGIBLE ASSETS	83,503	67,857	79,243,962	79,980,581

	150,023,331	149,843,718	219,714,818	220,594,335

TOTAL ASSETS	165,072,265	169,908,901	263,464,041	270,217,462

Earnings Release | 2Q23	41

	PARENT COMPANY		CONSOLIDATED
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
CURRENT
Loans, financing and debentures	11,707,121	3,682,702	14,871,949	7,524,770
Compulsory loan	1,344,012	1,289,602	1,344,012	1,289,602
Suppliers	267,038	994,922	2,019,798	3,517,173
Advances	3,366	1,486,222	162,794	1,653,122
Taxes and Social Security Contributions	46,529	370,739	602	1,271,700
Remuneration to shareholders	42,578	913,018	48,771	924,644
Obligations with personnel	184,873	166,337	1,826,345	2,318,554
Reimbursement obligations	2,505,748	1,912,423	2,505,748	1,912,423
Post-employment benefit	-	-	298,133	246,437
Provisions for litigation	2,226,066	2,646,711	2,474,572	2,709,161
Sectoral charges	-	-	977,617	996.61
Obligations of Law 14.182/2021	-	-	2,066,070	1,472,662
Leases	10.9	8.71	230,554	224,319
Other	74,545	74,919	378,683	209,251
	18,412,776	13,546,305	29,807,046	26,270,428

Liabilities associated with assets held for sale	-	-	33.26	170,448
	18,412,776	13,546,305	29,840,306	26,440,876

NON-CURRENT
Loans, financing and debentures	12,674,353	22,269,941	41,845,000	51,581,752
Advances	-	-	138,852	213,921
Provisions for litigation	20,330,522	22,084,048	28,835,506	30,623,558
Post-employment benefit	670,681	680,399	4,813,721	4,947,234
Obligations of Law 14.182/2021	-	-	35,691,356	35,186,792
Onerous contracts	-	-	209,099	209,099
Leases	30,354	32,571	421,876	528,849
Concessions payable - Use of the public good	-	-	379,904	372.42
Advances for future capital increase	92,567	86,919	92,567	86,919
Derivative financial instruments	681,211	-	681,211	-
Sectoral charges	-	-	476,624	464,358
Taxes and Social Security Contributions	-	-	660,946	723,716
Deferred income tax and social contribution	505,919	427.39	6,498,058	6,294,347
Other	272,042	276,532	1,414,611	1,514,985
	35,257,649	45,857,800	122,159,331	132,747,950

SHAREHOLDERS' EQUITY
Share capital	69,991,640	69,705,554	69,991,640	69,705,554
Capital Reserves and Granted Equity Instruments	13,872,866	13,867,170	13,872,866	13,867,170
Treasury shares	(1,980,261)	-	(1,980,261)	-
Profit reserves	33,910,233	33,910,233	33,910,233	33,910,233
Proposed dividend	-	-	-	-
Retained earnings	2,195,099	-	2,195,099	-
Other accumulated comprehensive income	(6,587,737)	(6,978,161)	(6,587,737)	(6,978,161)
Amounts recognized in ORA classified as held for sale	-	-	-	-
Controlling shareholders’ stake	111,401,840	110,504,796	111,401,840	110,504,796

Non-controlling shareholders’ stake	-	-	62,564	523.84

TOTAL SHAREHOLDERS' EQUITY	111,401,840	110,504,796	111,464,404	111,028,636

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	165,072,265	169,908,901	263,464,041	270,217,462

Earnings Release | 2Q23	42

10.1.2.	Income Statement

	PARENT COMPANY		CONSOLIDATED
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
CONTINUED OPERATIONS

Net operating revenue	63,971	101,414	18,455,363	17,017,865

Operating costs	-49	-16,548	(8,426,123)	(6,409,952)

GROSS INCOME	63,922	84,866	10,029,240	10,607,913

Operating expenses	777,557	(1,891,282)	(1,545,829)	(6,402,253)

OPERATING INCOME BEFORE FINANCIAL INCOME	841,479	(1,806,416)	8,483,411	4,205,660

FINANCIAL INCOME	(1,510,752)	214,268	(6,356,033)	-862,611

INCOME BEFORE EQUITY INVESTMENTS	-669,273	(1,592,148)	2,127,378	3,343,049

Income from equity investments	3,187,486	4,472,407	1,139,565	1,112,585

Other income and expenses	-12,963	574,658	61,534	242,062

OPERATING INCOME BEFORE TAXES	2,505,250	3,454,917	3,328,477	4,697,696

Current income tax and social contribution	608	-335,819	-799,734	(1,346,888)
Deferred income tax and social contribution	-	-	-171,862	-220,500

NET PROFIT FROM CONTINUED OPERATIONS	2,505,858	3,119,098	2,356,881	3,130,308

Portion attributed to the controllers	2,505,858	3,119,098	2,505,858	3,119,098
Portion attributed to non-controlling shareholders	-	-	-148,977	11,210

DISCONTINUED OPERATIONS

NET PROFIT FROM DISCONTINUED OPERATION	-332,014	986,785	-332,014	986,785

Portion attributed to the controllers	-332,014	986,785	-332,014	986,785
Portion Attributed to non-Controlling Shareholders	-	-	-	-

NET PROFIT FOR THE PERIOD	2,173,844	4,105,883	2,024,867	4,117,093

Portion attributed to the controllers	2,173,844	4,105,883	2,173,844	4,105,883
Portion Attributed to non-Controlling Shareholders	-	-	-148,977	11,210

EARNINGS PER SHARE

Earnings per share - basic (ON)	R$0.94	R$2.63	R$0.94	R$2.63
Earnings per share - basic (PN)	R$1.03	R$2.90	R$1.03	R$2.90
Earnings per share - diluted (ON)	R$0.93	R$2.58	R$0.93	R$2.58
Earnings per share - diluted (PN)	R$1.01	R$2.85	R$1.01	R$2.85

Earnings Release | 2Q23	43

10.1.3.	Statement of Cash Flows

	PARENT COMPANY		CONSOLIDATED
	06/30/2023	06/30/2022	06/30/2023	06/30/2022
OPERATIONAL ACTIVITIES

Income for the period before income tax and social contribution	2,505,250	3,454,917	3,328,477	4,697,697

Adjustments to reconcile profit with cash generated by operations:
Depreciation and amortization	6,725	5,628	1,797,589	998,232
Net exchange and monetary variations	517,006	(73,836)	1,880,335	19,140
Financial charges	449,631	(375,159)	3,377,112	378,379
Income from the equity method	(3,187,486)	(4,472,407)	(1,139,565)	(1,112,585)
Other income and expenses	12,963	(574,658)	(61,534)	(242,062)
Transmission revenues	-	-	(8,806,713)	(9,219,342)
Construction cost - transmission	-	-	1,054,158	505,131
Operating provisions (reversals)	(1,388,151)	1,459,218	(1,138,077)	4,264,994
Result of protected debt (hedge) and derivatives	466,996	-	900,897	289,553
Other	480,963	(157,862)	473,923	(96,859)
	(2,641,353)	(4,189,077)	(1,661,875)	(4,215,419)

(Accruals)/decreases in operating assets
Customers	2,527	-	(153,163)	(423,996)
Right to Reimbursement	342,860	(4,098)	157,947	1,974
Other	463,794	1,252,166	583,056	1,207,561
	809,181	1,248,068	587,840	785,539
Accruals/(decreases) in operating liabilities
Suppliers	(87,982)	(13,102)	(788,678)	(469,462)
Advances	(3,243)	-	(49,500)	(43,205)
Obligations with personnel	18,536	7,573	(300,488)	12,007
Sectoral charges	-	-	(12,762)	141,255
Other	(329,087)	(107,244)	(247,084)	(285,309)
	(401,776)	(112,773)	(1,398,512)	(644,714)

Payment of financial charges	(1,261,577)	(742,622)	(3,058,448)	(1,318,331)
Receipt of the permitted annual revenue - RAP	-	-	8,176,055	6,762,887
Receipt of financial charges	503,290	318,037	145,618	151,269
Receipt of compensation for investments in equity investments	2,134,590	2,126,054	619,039	778,040
Payment of disputes	(1,135,031)	(930,340)	(1,233,554)	(1,027,465)
Bonds and earmarked deposits	(556,878)	(351,999)	(707,536)	(678,550)
Payment of income tax and social contribution	(141,261)	(85,402)	(1,019,898)	(1,505,506)
Payment of supplementary pension plan	(9,718)	(26,393)	(290,050)	(181,653)

Net cash from (used in) operating activities of continuing operations	(195,283)	708,471	3,487,156	3,603,794
Net cash from operating activities of discontinued operations	19,990	-	19,990	(2,908,844)
Net cash from (used in) operating activities	(175,293)	708,471	3,507,146	694,950

FINANCING ACTIVITIES

Loans and financing and debentures obtained	-	44,746	853,898	2,544,746

Earnings Release | 2Q23	44

Payments for loans and financing and debentures - principal	(1,175,327)	(2,851,964)	(3,238,480)	(4,120,536)
Payment of remuneration to shareholders	(863,403)	(241)	(768,615)	(8,484)
Payment to dissenting shareholders - incorporation of shares	(212)	-	(224,740)	-
Repurchase of shares	(1,823,729)	-	(1,823,729)	-
Payment of obligations before CDE and revitalization of basins - principal	-	-	(1,433,737)	-
Payment of leases - principal	(10,460)	-	(389,484)	(359,789)
Other	-	-	(134,774)	-

Net cash (used in) financing activities of continuing operations	(3,873,131)	(2,807,458)	(7,159,661)	(1,944,063)
Net cash (used in) financing activities of discontinued operations	-	-	-	(174,814)
Net cash (used in) financing activities	(3,873,131)	(2,807,458)	(7,159,661)	(2,118,877)

INVESTMENT ACTIVITIES

Provision of advance for future capital increase	-	(26,597,749)	-	-
Payment of share capital		26,287,340		26,287,340
Receipt of loans and financing	1,262,647	1,815,470	749,945	1,164,663
Acquisition of fixed assets	(605)	(2,153)	(1,306,144)	(322,009)
Acquisition of intangible assets	(15,652)	-	(48,021)	(28,150,288)
Net financial investments (securities)	1,097,899	(429,857)	5,203,881	2,636,563
Transmission infrastructure - contractual asset	-	-	(1,037,778)	(486,582)
Acquisition/Capital Contribution in Equity Interests	(2,108)	(54,523)	(121,110)	(1,671,756)
Disposal of investments in equity interests	73,512	1,103,398	73,512	1,103,398
Other	-	-	(104,376)	13,521

Net cash from investment activities of continuing operations	2,415,694	2,121,927	3,409,909	574,850
Net cash (used in) investment activities of discontinued operations	932,046	-	932,046	3,079,754
Net cash from (used in) investing activities	3,347,740	2,121,927	4,341,955	3,654,604

Increase (decrease) in cash and cash equivalents	(700,685)	22,939	689,440	2,230,677

Cash and cash equivalents at the beginning of the period	4,927,871	7,384	10,739,126	192,659
Cash and cash equivalents at the end of the period	4,227,186	30,323	11,428,566	2,427,240
(Decrease) in cash and cash equivalents from discontinued operations	-	-	-	(3,904)
	(700,685)	22,939	689,440	2,230,677

Earnings Release | 2Q23	45

10.2.	Annex 2 – Results by Segment
10.2.1.	Administration
R$ million	2Q23	2Q22%		1H23	1H22%
Net Operating Revenue	51	82	-38%	65	102	-36%
Operating costs	0	-4	-99%	0	-21	-100%
Operating expenses	1,060	-1,047	-201%	781	-1,891	-141%
Income from operations before financial income (expenses)	1,111	-969	-215%	846	-1,810	-147%
10.2.2.	Generation
R$ million	2Q23	2Q22%		1H23	1H22%
Net Operating Revenue	5,394	4,733	14%	10,943	9,186	19%
Operating costs	-3,356	-2,520	33%	-6,613	-5,149	28%
Operating expenses	-313	-1,367	-77%	-883	-2,858	-69%
Income from operations before financial income (expenses)	1,725	847	104%	3,447	1,179	192%
10.2.3.	Transmission
R$ million	2Q23	2Q22%		1H23	1H22%
Net Operating Revenue	3,969	4,177	-5%	7,756	7,989	-3%
Operating costs	-1,205	-796	51%	-2,097	-1,487	41%
Operating expenses	-607	-1,114	-46%	-1,469	-1,665	-12%
Income from operations before financial income (expenses)	2,158	2,267	-5%	4,190	4,837	-13%

Earnings Release | 2Q23	46

10.3.	Annex 3 – Compulsory Loans

Within the scope of the compulsory electricity loans (ECE), the Company has been taking measures to mitigate its risks.The Compulsory Loans Executive Committee was created as part of these efforts, with the goal of seeking judicial agreements through discounts and full settlement of these lawsuits. As a result of these negotiations, Eletrobras was able to reduce the balance of provisions for this contingency in 2Q23 by R$2.1 billion, to R$22.1 billion, being R$1,477 million in reversal of provision in the period, related to legal processes that discuss the monetary restatement of book-entry credits (2nd phase), in particular due to the discounts obtained with the negotiations that positively impacted the Company’s results. The main factor behind such a performance were the discounts obtained under these agreements that have already been signed by Eletrobras and submitted for court approval.

As part of financial results, the monetary restatement decreased from -R$478 million in 2Q22 to –R$338 million in 2Q23 due to the abovementioned reduction in the balance of provisions, as well as to the Selic rate variation in the period.

Since 3Q22, when the negotiations on compulsory loans started, the reduction in the balance of provisions reached R$3.7 billion.

Earnings Release | 2Q23	47

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.